UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. __)

Neptune Wellness Solutions, Inc.
(Name of Issuer)

Common stock
(Title of Class of Securities)

64079L303
(CUSIP Number)

Joshua Silverman, Pomerantz LLP, 10 N. LaSalle St., Suite 3505, Chicago, IL 60005 Telephone: (312) 377-1181
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
October 11, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  [   ].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	64079L303

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Neptune Securities Settlement Fund 88-4365105
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
2,517,936
	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER
2,517,936
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,517,936
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
55.56%
14	TYPE OF REPORTING PERSON (See Instructions)
OO

Item 1.Security and Issuer

Common stock of Neptune Wellness Solutions, Inc.  Filer understands that the Issuer is located at 545 Promenade Du Centropolis, Suite 100, Laval, Quebec, Canada.

Item 2.Identity and Background

(a)Neptune Securities Settlement Fund is a qualified settlement fund established for the class action settlement approved by the United States District Court for the Eastern District of New York in Gong v. Neptune Wellness Solutions, Inc., 2:21-cv-01386-ENV-ARL (E.D.N.Y.).

(b)Neptune Securities Settlement Fund does not maintain any physical location, but may be contacted via Court-appointed counsel Joshua Silverman c/o Pomerantz LLP, 10 S. LaSalle St., Suite 3505, Chicago, Illinois 60603, (312) 377-1181.

(c)Neptune Securities Settlement Fund is a qualified settlement fund established for the sole purpose of maintaining the proceeds of the Court-approved settlement in Gong v. Neptune Wellness Solutions, Inc., 2:21-cv-01386-ENV-ARL (E.D.N.Y.) until the Court orders payment thereof to valid claimants.

(d)Neptune Securities Settlement Fund has not been convicted in any criminal proceeding in the past 5 years (or otherwise).

(e)Neptune Securities Settlement Fund has not in the past 5 years (or otherwise) been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)Neptune Securities Settlement Fund was formed pursuant to the laws of the United States of America.

Item 3.Source and Amount of Funds or Other Considerations

The shares indicated in this Form 13D were transferred to the Neptune Securities Settlement Fund as part of a settlement of a securities fraud class action, Gong v. Neptune Wellness Solutions, Inc., as the Issuer has previously disclosed.

Item 4.Purpose of Transaction

The Neptune Securities Settlement Fund does not have any plans or proposals to engage in any of the actions enumerated in (a) to (j) of Item 4.

Item 5.Interest in Securities of the Issuer

(a)The filer received 2,522,936 shares on or about October 11, 2023.  It has since sold 5,000 shares on October 16, 2023 via Huntington Securities, Inc.  The filer understands that the remaining 2,517,936 shares constitute 55.56% of currently outstanding common shares of the Issuer, a figure it derives from dividing its current holdings of 2,517,936 shares from the sum of the 2,522,936 shares issued to it on or about October 11, 2023, and the number of shares that the Issuer represented were outstanding preceding that issuance, 2,009,102.

(b)2,517,936

(c)The filer sold 5,000 shares of NEPT at $1.064 per share on October 16, 2023.

(d)The final approval order in Gong v. Neptune Wellness Solutions Inc., 2:21-cv-01386-ENV-ARL (E.D.N.Y.) granted lead counsel Pomerantz LLP a fee award of 33 1/3%. Pomerantz LLP otherwise disclaims any beneficial interest, and disclaims membership in any group.

(e) n/a

Item 6.Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The final approval order in Gong v. Neptune Wellness Solutions Inc., 2:21-cv-01386-ENV-ARL (E.D.N.Y.) approved the settlement, and the securities issuance to the Neptune Securities Settlement Fund, as fair, reasonable and adequate, and granted Pomerantz LLP a fee award of 33 1/3%.

Item 7.Material to Be Filed as Exhibits

none

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

10/17/2023
Dated
/s/ Joshua B. Silverman
Signature
Partner, Court-Appointed Counsel
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).